Exhibit 1
Points International to Announce Fourth Quarter and Year-end Results on Monday, March 13th
TORONTO — Points International Ltd. (TSX: PTS, OTCBB: PTSEF), the owner and operator of Points.com, the world’s leading reward management portal, announced today that it will release its fourth quarter and year-end results for the period ended December 31, 2005 on Monday, March 13th after the market closes. The Company’s executives will hold a conference call at 4:30 pm eastern time that day to discuss the results and business outlook.
Interested parties should dial (877) 871-4052 if calling from the United States and (416) 620-8834 if calling from Canada or internationally. There will be replay available until April 13th. Those interested in accessing the replay should dial (800) 558-5253 when calling from the United States. Canadian and international may access the call by dialing (416) 626-4100. Callers should use reservation code 21285179.
About Points International Ltd.
Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Amazon.com, Starbucks, Aeroplan(R), AsiaMiles™, Cendant TripRewards(R), Delta SkyMiles(R), Gold Points Reward Network, InterContinental Hotels Group’s Priority Club(R) Rewards, and S&H greenpoints.
For investor relations: Steve Yuzpe, CFO, Points International Ltd., +1-416-596-6382, steve.yuzpe@points.com or Ed Lewis, CEOcast, Inc. for Points International, +1-212-732-4300, elewis@ceocast.com or For partnerships and other inquiries: Christopher Barnard, President, Points International Ltd., +1-416-596-6381, christopher.barnard@points.com